July 17, 2013

Via EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 2561

Washington, DC 20549

Re:	Erickson Air-Crane Incorporated
Form 10-K for the Year Ended December 31, 2012
Filed March 8, 2013
File No. 001-35482

Form 10-Q for the Quarterly Period Ended March 31, 2013
Filed May 9, 2013
File No. 001-35482

Form 8-K/A as of May 2, 2013
Filed June 10, 2013
File No. 001-35482

Dear Mr. Humphrey:

This letter is submitted on behalf of Erickson Air-Crane Incorporated (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), Form 10-Q for the quarterly period ended March 31, 2013 (the “Form 10-Q”), and Amendment No. 1 to the Form 8-K filed on June 10, 2013 (the “Form 8-K/A,” and together with the Form 10-K and the Form 10-Q, the “Reviewed Filings”), as set forth in your letter to the Company dated July 16, 2013. As discussed with the Staff, attached as Exhibit 1 hereto is a draft of the pro forma financial information (“Proposed Exhibit 99.3”) that the Company proposes to include as Exhibit 99.3 to Amendment No. 2 to the Form 8-K (the “Amended 8-K”) that the Company would file in response to the Staff’s comments. For reference purposes, the text of the comments contained in your letter dated July 15, 2013 have been reproduced herein (in bold), with the Company’s response below each such comment.

Form 8-K/A as of May 2, 2013, Filed June 10, 2013

Exhibit 99.3 – Pro Forma Financial Information

Note 2. Purchase Price and Financing Considerations, Page 5

1. Refer to the allocation table provided on page 7. Please add footnote cross-references to the columns for net assets not acquired and fair value adjustments, as applicable. In this regard, we note footnote (b) to the table indicates these amounts are explained in the remaining footnotes, but the footnote applicable to each amount is unclear. Our comment applies to the table on page 20, as well.

Company Response: In response to the Staff’s comment, in the Amended 8-K the Company has revised Note 2, Purchase Price and Financing Considerations, to add footnote cross-references to the columns for net assets not acquired and fair value adjustments, as applicable. The Company has also applied the Staff’s comment to the table on page 20.

Note 3A-6. McMinnville Headquarter Adjustment, page 7

2. We note your response and added disclosure related to our previous comment 6. Our comment related to the fact that the amount of the goodwill adjustment in your narrative disclosure differs from the amount of the goodwill A-6 adjustment in your tabular presentation. Specifically, your narrative disclosure indicates $0.9 million to prepaid expenses and $1.7 million to goodwill, while the tabular presentation, footnoted A-6, indicates $0.9 million to prepaid expenses and $0.9 million to goodwill. Please advise.

Company Response: In response to the Staff’s comment, in the Amended 8-K the Company has revised Note 3A-6, McMinnville Headquarter Adjustment, to more clearly present the transaction in the pro forma table by separately presenting the $1.7 million in goodwill and the $0.9 million in prepaid expenses. The table now reflects the full $2.6 million that was paid for the three year lease, with $0.9 million for one year of the lease presented as a prepaid expense and the remaining $1.7 million for the remaining two years of the lease as a component of goodwill. The three year prepaid lease term was primarily for the benefit of the acquiree since the Company has no intention of occupying the building beyond the first 12 months of the lease term. Each of the lines in the table is labeled A-6 to correspond with the footnote. The Company has also applied the Staff’s comment to the table on page 15 of exhibit 99.3.

*            *             *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its Commission filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2

The Company appreciates the Staff’s attention to the review of the Reviewed Filings. Please contact me at (503) 505-5815 or Michael Reed of DLA Piper LLP (US) at (202) 799-4229 if you have any questions about the Reviewed Filings or this letter.

Sincerely,

/s/ Charles Ryan
Charles Ryan
Chief Financial Officer, Senior Vice President,
Chief Accounting Officer, and Principal Accounting Officer

cc:	Amy Geddes (SEC Division of Corporation Finance)
Margery Reich (SEC Division of Corporation Finance)
Udo Reider (CEO, Erickson Air-Crane Incorporated)
Edward Rizzuti (General Counsel, Erickson Air-Crane Incorporated)
Michael Reed (DLA Piper LLP (US))
Michael Hutchings (DLA Piper LLP (US))

Enclosure (1)

3

EXHIBIT 1

Draft of Exhibit 99.3 to Amendment No. 2 to Form 8-K

Exhibit 99.3

UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited condensed combined pro forma financial information combines the historical consolidated statement of comprehensive income and consolidated balance sheet of Erickson Air-Crane Incorporated (the “Company”) and the historical consolidated statement of income and consolidated balance sheet of Evergreen Helicopters, Inc. (“EHI”), and gives effect to the debt offering, the promissory notes, the preferred stock and the new ABL Revolver, which transactions occurred in connection with the Company’s acquisition of EHI and are collectively referred to as the “acquisition.” These historical financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The unaudited condensed combined pro forma financial information gives effect to the acquisition as if it had occurred on December 31, 2012 for the purposes of the unaudited condensed combined pro forma balance sheet at December 31, 2012 and at January 1, 2012 for the purposes of the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012. The unaudited condensed combined pro forma financial information has been prepared based upon currently available information and using the assumptions described in the notes thereto.

The unaudited condensed combined pro forma financial information below should be read in conjunction with the notes thereto and the historical audited consolidated financial statements and related notes as of December 31, 2012 included in the Company’s annual report on Form 10-K filed with the SEC on March 8, 2013. This unaudited condensed combined pro forma financial information is presented for informational purposes only and is not intended to be indicative of the financial position or results of operations of the combined company that would have actually occurred had the acquisition been effective during the periods presented or of the future financial position or future results of operations of the combined company. The unaudited condensed combined pro forma financial information as of December 31, 2012 and for the year then ended presented herein may have been different had the Company and EHI actually been combined as of that date or during those periods. The historical consolidated financial data has been adjusted to give effect to pro forma events that are (i) directly attributable to the acquisition of EHI, (ii) factually supportable, and (iii) with respect to the statement of comprehensive income, expected to have a continuing impact on the combined results. Additionally, pro forma adjustments are based on management’s estimates or third-party valuations of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the allocation of the purchase price to the acquired assets and liabilities in preparing the unaudited condensed combined pro forma financial information. The unaudited condensed combined pro forma financial information does not reflect non-recurring charges related to integration activities or exit costs that may be incurred by the Company or EHI in connection with the acquisition.

Erickson Air-Crane Incorporated

Unaudited Condensed Combined Pro Forma Balance Sheet

December 31, 2012

	Historical		Pro Forma
(Dollars in thousands)	Erickson Air-Crane Incorporated	Evergreen (1) Helicopters, Inc.	Acquisition Adjustments	Notes	Combined
Assets
Current Assets
Cash and cash equivalents	$1,468	$148	$400,000	A	$36,782
			(185,000)	A-1
			(12,971)	A-2
			(97,876)	A-3
			(13,604)	A-4
			(6,808)	A-5
			(2,616)	A-6
			(45,959)	A-7
Restricted cash	3,781	—	45,959	A-7	49,740
Accounts receivable net of allowance for doubtful accounts	24,446	24,213	—		48,659
Inventory	—	601	(601)	B	—
Prepaid expenses and other	1,426	7,570	2,616	A-6	9,509
			(1,744)	A-6
			547	A-8
			(906)	C
Income tax receivable	1,048	—	—		1,048
Deferred tax assets	8,208	907	(907)	D	8,208
Assets held for sale	—	2,864	(2,864)	E	—

Total current assets	40,377	36,303	77,266		153,946

Aircraft support parts, net	133,281	—	601	B	114,585
			17,941	F
			(3,358)	G
			(36,256)	H
			2,376	I
Aircraft, net	66,673	—	6,872	A-2	87,820
			(884)	A-2
			(1,715)	C
			25,383	F
			(8,509)	J
Property, plant, and equipment, net	14,435	92,206	6,099	A-2	87,053
			(3,144)	A-2
			(19,519)	C
			(43,324)	F
			36,256	H
			4,044	I
Goodwill	—	—	(8,943)	A-2	238,317
			550	A-3
			(2,616)	A-6
			1,744	A-6
			(72,487)	A-10
			296,379	A-10
			33,336	C
			(343)	D
			2,864	E
			3,358	G
			(6,420)	I

	Historical		Pro Forma
(Dollars in thousands)	Erickson Air-Crane Incorporated	Evergreen (1) Helicopters, Inc.	Acquisition Adjustments	Notes	Combined
			8,509	J
			(11,647)	K
			(6,030)	L
			(19,300)	M
			(400)	N
			19,763	O
Long-term customer relationships, net	—	—	19,300	M	19,300
Other intangible assets, net	—	—	400	N	400
Investment in EHI	—	—	185,000	A-1	—
			15,900	A-1
			12,971	A-2
			6,808	A-5
			2,616	A-6
			(4,960)	A-8
			78,044	A-9
			(296,379)	P
Other noncurrent assets	2,057	16,858	(550)	A-3	22,686
			11,104	A-4
			4,413	A-8
			(11,196)	C

Total assets	$256,823	$145,367	$321,917		$724,107

(1)	The accounting treatment and classification of certain spare parts from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting treatment and classification. Such accounting treatment and classification adjustments are detailed in pro forma adjustments (B), (F), (G), and (R). The classification of certain overhaul components from the Company’s historical financial statements have been adjusted to conform to EHI’s classification. Such reclassification is detailed in pro forma adjustment (H). The accounting classification of interest and penalties associated with uncertain tax positions from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting classification. Such reclassification is detailed in pro forma adjustment (D).

Erickson Air-Crane Incorporated

Unaudited Condensed Combined Pro Forma Balance Sheet—(Continued)

December 31, 2012

	Historical		Pro Forma
	Erickson Air-Crane	Evergreen (1)	Acquisition
(Dollars in thousands)	Incorporated	Helicopters, Inc.	Adjustments	Notes	Combined
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$8,746	$34,611	$—		$43,357
Current portion of long-term debt	71,202	11,647	(71,202)	A-3	—
			(11,647)	K
Accrued and other current liabilities	19,662	4,147	(2,158)	L	21,651
Deferred aircraft maintenance	—	—	19,763	O	19,763
Income taxes payable	6,275	—	—		6,275

Total current liabilities	105,885	50,405	(65,244)		91,046

Long-term debt, less current portion	26,674	—	400,000	A	415,900
			15,900	A, A-1
			(26,674)	A-3
Other long-term liabilities	1,415	3,872	(3,872)	L	1,415
Deferred tax liabilities	17,481	1,250	(1,250)	D	17,481
Liability for uncertain tax positions	—	17,353	—		17,353

Total liabilities	151,455	72,880	318,860		543,195
Stockholder’s equity (deficit):
Common Stock	1	—	—		1
Additional paid-in capital	101,833	72,487	78,044	A, A-9	179,877
			(72,487)	A-10
			296,379	A-10
			(296,379)	P
Retained earnings (accumulated deficit)	2,447	—	(2,500)	A-4	(53)
Accumulated other comprehensive income (loss)	71	—	—		71

Total stockholders’ equity (deficit) attributable to the Company and EHI	104,352	72,487	3,057		179,896
Noncontrolling interest	1,016	—	—		1,016

Total stockholders’ equity (deficit)	105,368	72,487	3,057		180,912

Total liabilities and stockholders’ equity (deficit)	$256,823	$145,367	$321,917		$724,107

(1)	The accounting treatment and classification of certain spare parts from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting treatment and classification. Such accounting treatment and classification adjustments are detailed in pro forma adjustments (B), (F), (G), and (R). The classification of certain overhaul components from the Company’s historical financial statements have been adjusted to conform to EHI’s classification. Such reclassification is detailed in pro forma adjustment (H). The accounting classification of interest and penalties associated with uncertain tax positions from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting classification. Such reclassification is detailed in pro forma adjustment (D).

Erickson Air-Crane Incorporated

Unaudited Condensed Combined Pro Forma Statement of Comprehensive Income

Year Ended December 31, 2012

	Historical		Pro Forma
	Erickson Air-Crane	Evergreen (1)	Acquisition
(Dollars in thousands, except share and per share data)	Incorporated	Helicopters, Inc.	Adjustments	Notes	Combined
Net revenues:
Aerial Services	$161,405	$201,232	$(2,786)	Q	$359,851
Manufacturing / MRO	19,419	—	—		19,419

Total net revenues	180,824	201,232	(2,786)		379,270
Cost of revenues:
Aerial Services	109,623	145,332	672	A-2	245,760
			(1,887)	C
			3,358	G
			2,413	M
			(3,125)	Q
			(4,529)	R
			(10,048)	S
			6,963	T
			(3,012)	U
Manufacturing / MRO	9,782	—	—		9,782

Total cost of revenues	119,405	145,332	(9,195)		255,542

Gross profit	61,419	55,900	6,409		123,728
Operating expenses:
General and administrative	17,232	21,297	872	A-6	39,374
			(27)	V
Research and development	4,683	—	—		4,683
Selling and marketing	6,071	—	400	N	6,471
Loss on disposal of leased aircraft	—	2,384	—		2,384

Total operating expenses	27,986	23,681	1,245		52,912

Operating income (loss)	33,433	32,219	5,164		70,816
Other income (expense):
Interest income	—	—	546	A-8	546
Interest expense	(6,990)	(1,579)	6,897	A-3	(36,910)
			(1,761)	D
			1,579	K
			(35,056)	W
Amortization of debt issuance costs	(1,174)	(255)	1,174	A-3	(1,841)
			(1,586)	A-4
Gain (loss) on disposal of equipment	(5)	—	—		(5)
Unrealized foreign exchange gain (loss)	(322)	—	—		(322)
Realized foreign exchange gain (loss)	788	—	—		788
Other income (expense), net	119	291	(422)	D	(12)

Total other income (expense)	(7,584)	(1,543)	(28,629)		(37,756)
Income (loss) before noncontrolling interest and income taxes	25,849	30,676	(23,465)		33,060
Income tax expense (benefit)	10,213	13,025	2,183	D	12,254
			(13,167)	D

Net income (loss)	15,636	17,651	(12,481)		20,806
Less: Net (income) loss related to noncontrolling interest	(406)	—	—		(406)

Net income (loss) attributable to the Company and EHI	15,230	17,651	(12,481)		20,400
Dividends on Preferred Stock	2,795	—	—		2,795

Net income (loss) attributable to common stockholders	$12,435	$17,651	$(12,481)		$17,605

	Historical		Pro Forma
	Erickson Air-Crane	Evergreen (1)	Acquisition
(Dollars in thousands, except share and per share data)	Incorporated	Helicopters, Inc.	Adjustments	Notes	Combined
Net income (loss) per share attributable to common stockholders
Basic	$1.78				$1.60

Diluted	$1.78				$1.60

Weighted average shares outstanding
Basic	6,981,027		4,008,439	A-9	10,989,466

Diluted	6,981,027		4,008,439	A-9	10,989,466

(1)	The accounting treatment and classification of certain spare parts from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting treatment and classification. Such accounting treatment and classification adjustments are detailed in pro forma adjustments (B), (F), (G), and (R). The classification of certain overhaul components from the Company’s historical financial statements have been adjusted to conform to EHI’s classification. Such reclassification is detailed in pro forma adjustment (H). The accounting classification of interest and penalties associated with uncertain tax positions from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting classification. Such reclassification is detailed in pro forma adjustment (D).

Notes to Unaudited Condensed Combined Pro Forma Financial Information

1. BASIS OF PRESENTATION

The unaudited condensed combined pro forma financial information gives effect to the acquisition as if it had occurred on December 31, 2012 for the purposes of the unaudited condensed combined pro forma balance sheet at December 31, 2012 and at January 1, 2012 for the purposes of the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012. The unaudited condensed combined pro forma financial information has been prepared by the Company’s management and is based on the Company’s historical consolidated financial statements and EHI’s historical consolidated financial statements. Certain amounts from EHI’s historical consolidated financial statements have been reclassified to conform to the Company’s presentation and certain amounts from the Company’s historical consolidated financial statements have been reclassified to conform to EHI’s presentation.

This unaudited condensed combined pro forma financial information is prepared in conformity with GAAP. The unaudited condensed combined pro forma balance sheet as of December 31, 2012, and the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012, have been prepared using the following information:

a.	Audited historical consolidated financial statements of the Company for the year ended December 31, 2012;

b.	Audited historical consolidated financial statements of EHI for the year ended December 31, 2012; and

c.	Such other supplementary information as considered necessary to reflect the acquisition in the unaudited pro forma consolidated financial information

The pro forma adjustments reflecting the acquisition of EHI under the purchase method of accounting are based on certain estimates and assumptions. The fair values of EHI’s assets and liabilities have been valued based on management’s estimates and third-party valuations. The Company’s management believes that its assumptions provide a reasonable basis for presenting all of the significant effects of the acquisition of EHI and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

The unaudited condensed combined pro forma financial information does not include the anticipated financial benefits from such items as expense efficiencies or revenue enhancements arising from the acquisition nor does the unaudited condensed combined pro forma financial information include anticipated expenses from restructuring and integration costs to be incurred by the Company.

The unaudited condensed combined pro forma financial information is not intended to reflect the results of operations or the financial position that would have resulted had the acquisition been effected on the dates indicated and if the companies had been managed as one entity. The unaudited condensed combined pro forma financial information should be read in conjunction with the historical consolidated financial statements in the Company’s annual report on Form 10-K filed with the SEC on March 8, 2013.

2. PURCHASE PRICE AND FINANCING CONSIDERATIONS

On May 2, 2013, the Company purchased from Evergreen International Aviation (“EIA”) all of the issued and outstanding capital stock of EHI for an aggregate purchase price of: (i) $185.0 million in cash; (ii) 4,008,439 shares of mandatorily convertible cumulative participating preferred stock , Series A (the “preferred stock”) of the Company, valued at $47.5 million based on an agreed value of $11.85 per share; and (iii) $17.5 million aggregate principal amount promissory notes issued by the Company.

The fair value of the preferred stock issued as part of the consideration transferred was measured on the acquisition date at the then-current fair value and resulted in a per share equity component different from the $11.85 per share agreed upon value of preferred stock of the Company. The Company issued 4,008,439 shares of preferred stock, valued at $78.0 million, or $19.47 per share on the acquisition date.

The fair value of the promissory notes was estimated at $15.9 million, assuming a market level borrowing rate.

In connection with the acquisition of EHI, EHI purchased nine aircraft from an affiliated entity of EIA for an aggregate purchase price of $13.0 million, all of which was paid by the Company on the acquisition date.

In connection with the acquisition of EHI, consideration transferred includes a term note receivable for the estimated working capital shortfall of EHI. EIA issued a term loan note with principal value of $6.15 million to the Company to fund the working capital shortfall of EHI. The term loan note fair value of $5.0 million assumes a market level borrowing rate.

In connection with the acquisition of EHI, the Company prepaid $6.8 million to a lessor, an affiliated entity of EIA and EHI, on the acquisition date for the remaining future lease obligations on three aircraft and returned the aircraft to the lessor on the acquisition date. As the transaction was entered into primarily for the benefit of the affiliated entity of EIA and EHI, the Company included the transaction as consideration transferred.

In connection with the acquisition of EHI, the Company paid $2.6 million on the acquisition date for prepayment of the three-year lease term on the McMinnville headquarters. The Company intends to occupy the McMinnville headquarters for one year. EIA refused the Company’s request for a shorter term lease during the negotiation of the sale of EHI. As a result, the Company does not expect to receive any future benefit for the rent prepayment beyond the first year. Therefore, the Company included the prepayment of the lease in consideration transferred.

The acquisition-date fair value of the consideration transferred totaled $296.4 million, which consisted of the following:

Cash	$185,000
Preferred stock	78,044
Promissory notes	15,900
Consideration for nine aircraft purchased from an affiliated entity of EIA	12,971
Term loan note receivable	(4,960)
Prepayment of aircraft lease expense to an affiliated entity of EIA	6,808
Prepayment of McMinnville headquarters lease	2,616

Total consideration transferred	$296,379

Allocation of EHI consideration transferred (a) (in thousands):

	Book Value of EHI at December 31, 2012	Net Assets not Acquired	Notes (b)	Fair Value Adjustments	Notes (b)	Pro Forma Reclassifications	Notes (b)	Total
Total consideration transferred								$296,379
Assets
Cash and cash equivalents	$148	$—		$—		$—		148
Accounts receivable, net	24,213	—		—		—		24,213
Inventory	601	—		—		(601)	B	—
Prepaid expenses and other	7,570	(906)	C	872	A-6	—		7,536
Deferred tax assets	907	(907)	D	—		—		—
Assets held for sale	2,864	(2,864)	E	—		—		—
Aircraft support parts, net	—	—		(982)	G, I	18,542	B,F	17,560
Aircraft, net	—	(1,715)	C	(2,521)	A-2, J	25,383	F	21,147
Property, plant, and equipment, net	92,206	(19,519)	C	6,999	A-2, I	(43,324)	F	36,362
Long-term customer relationships, net	—	—		19,300	M	—		19,300
Other intangible assets, net	—	—		400	N	—		400
Other noncurrent assets	16,858	(11,746)	A-3,C	—		—		5,112
Liabilities
Accounts payable	(34,611)	—		—		—		(34,611)
Current portion of long-term debt	(11,647)	11,647	K	—		—		—
Deferred aircraft maintenance	—	—		(19,763)	O	—		(19,763)
Accrued and other current liabilities	(4,147)	2,158	L	—		—		(1,989)
Other long-term liabilities	(3,872)	3,872	L	—		—		—
Deferred tax liabilities	(1,250)	1,250	D	—		—		—
Liability for uncertain tax position	(17,353)	—		—		—		(17,353)

Fair value of net assets acquired	$72,487	$(18,730)		$4 ,305		$—		$58,062

Excess of consideration transferred over fair value of net assets acquired (goodwill)								$238,317

(a)	The consideration transferred is allocated to balance sheet assets acquired and liabilities assumed based on their estimated fair value on the acquisition date.
(b)	Total net assets of $18.7 million not acquired in the acquisition is primarily comprised of property, plant, and equipment, net of $19.5 million, other noncurrent assets of $11.7 million, and current portion of long-term debt of $11.6 million. All net assets not acquired in the acquisition are discussed in Note 3, pro forma adjustments (A-3), (C), (D), (E), (K), and (L). The fair value adjustments of $4.3 million to the EHI historical consolidated balance sheet in connection with the acquisition included $19.3 million for long term customer relationships, net, $7.0 million for property, plant, and equipment, net, $0.9 million for prepaid expenses and other, $0.4 million for other intangible assets, net, ($19.8) million for deferred aircraft maintenance, ($2.5) million for aircraft, net, and ($1.0) million for aircraft support parts, net. All fair value adjustments are discussed in Note 3, pro forma adjustments (A-2), (A-6), (G), (I), (J), (M), (N), and (O). See full explanation of notes at item 3. Pro Forma Adjustments.

3. PRO FORMA ADJUSTMENTS

(A)	Record the $400.0 million of notes issued and sold, the $15.9 million fair value of the $17.5 million of promissory notes, and the fair value of the preferred stock issuance on the unaudited condensed combined pro forma balance sheet as of December 31, 2012. The net proceeds from the notes and preferred stock have been used towards the following pro forma adjustments:

(1)	Record certain components of the aggregate purchase price, including $185.0 million of cash and the fair value of $15.9 million promissory notes, with a principal value of $17.5 million assuming a market level borrowing rate, on the unaudited condensed combined pro forma balance sheet as of December 31, 2012.

(2)	Record the aircraft purchase price of approximately $13.0 million, all of which was paid by the Company on the acquisition date, on the unaudited condensed combined pro forma balance sheet as of December 31, 2012. Record the total aircraft purchase of $13.0 million, comprised of aircraft, net of $6.9 million and property, plant, and equipment, net of $6.1 million, on the unaudited condensed combined pro forma balance sheet as of December 31, 2012 for the purchase of the aircraft. Remove approximately $0.9 million of aircraft, net and $3.1 million, net of leasehold improvements from property, plant, and equipment, net that were included in EHI’s audited historical consolidated financial statements for these aircraft. The unaudited condensed combined pro forma statement of comprehensive income reflects depreciation and amortization expense for the year ended December 31, 2012 of $0.7 million for these acquired aircraft. Depreciation expense and amortization expense was calculated in conformance with the Company’s policy of depreciating aircraft and aircraft equipment over the shorter of an estimated useful life of 15 years or the lease term, buildings and leasehold improvements over the shorter of an estimated useful life of 20 years or the lease term, and vehicles and equipment over an estimated life of three to five years. See pro forma adjustment (U) for the exclusion of EHI’s lease expense of $3.0 million and pro forma adjustment (S) for the exclusion of leasehold improvement amortization that was included in EHI’s audited historical financial statements for these aircraft.

(3)	Exclude the Company’s pre-acquisition revolver and term debt of $71.2 million, promissory notes of $26.7 million, and capitalized debt issuance costs of $0.6 million from the unaudited condensed combined pro forma balance sheet as of December 31, 2012 due to the refinancing of the pre-acquisition debt with proceeds of the $400 million notes issued and sold. Exclude the Company’s pre-acquisition debt related interest expense of $6.9 million and amortization expense of $1.2 million related to pre-acquisition debt issuance costs for the year ended December 31, 2012 on the unaudited condensed combined pro forma statement of comprehensive income.

(4)	Total acquisition transaction costs and debt issuance costs were $13.6 million. Record $11.1 million of debt issuance costs to other noncurrent assets and $2.5 million of non-recurring acquisition transaction costs to retained earnings on the unaudited condensed combined pro forma balance sheet as of December 31, 2012. Do not record the acquisition transaction costs to the unaudited condensed combined pro forma statement of comprehensive income, as these costs are not expected to have a continuing impact on the Company. Record amortization of debt issuance costs related to the new debt financing of $1.6 million on the unaudited condensed combined pro forma statement of comprehensive income for the year ending December 31, 2012.

(5)	Record $6.8 million related to the Company’s payment, on the acquisition date, to an affiliated entity of EIA and EHI for the remaining lease expense on three aircraft on the unaudited condensed combined pro forma balance sheet as of December 31, 2012. As the transaction was entered into primarily for the benefit of the affiliated entity of EIA and EHI, the Company included the transaction as consideration transferred.

(6)	Allocate the $2.6 million total payment for the three year lease term on the McMinnville headquarters, with $1.7 million recorded to goodwill and the remainder of $0.9 million recorded to prepaid expenses and other on the unaudited condensed combined pro forma balance sheet as of December 31, 2012. Of the $2.6 million prepayment, record $0.9 million to prepaid expenses and other as this amount represents the Company’s anticipated usage of the facility for 12 months from the acquisition date. The remaining $1.7 million represents the last 24 months of the lease term recorded to goodwill since the three year prepaid lease term was primarily for the benefit of the acquiree since the Company has no intention of occupying the building beyond the first 12 months of the lease term. Record net rental expense for the McMinnville headquarters retained by EIA of $0.9 million on the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012.

(7)

The $81.1 million of remaining cash proceeds from the notes is determined by deducting from the total term note issuance amount of $400.0 million, the cash consideration of $185.0 million, the payment for purchased aircraft of $13.0 million, the refinancing of pre-acquisition debt of $97.9 million, the transaction expenses of $13.6 million, the prepaid lease expense of $6.8 million, and the prepayment amount of $2.6 million for the McMinnville headquarters as discussed in pro forma adjustments (A-1) through (A-6), respectively. Of this $81.1 million total, record $46.0 million, consisting of $45.0 million of aggregate principal and $1.0 million related to anticipated interest, to current restricted cash on the unaudited condensed combined pro forma balance sheet as of December 31, 2012 as the funds will remain in escrow related to the pending Air Amazonia acquisition. If such $46.0 million in proceeds of the notes are not released from escrow to consummate the Air Amazonia acquisition on or before July 30, 2013, then an aggregate principal amount of notes equal to $45.0 million will be subject to a special mandatory redemption, on a pro rata basis, at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

(8)	Record a term note of $5.0 million to prepaid and other current assets and other non-current assets of $0.5 million and $4.4 million, respectively on the unaudited condensed combined pro forma balance sheet as of December 31, 2012, for the estimated working capital shortfall of EHI. EIA issued a term note with principal value of $6.15 million to the Company to fund the anticipated working capital shortfall of EHI and the term note value reflects the fair value measurement of the term loan note assuming a market level borrowing rate. Record interest income on the term note of $0.5 million, including the amortization of any discount or premium, on the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012.

(9)	The 4,008,439 shares of preferred stock were considered converted to common stock on the acquisition date and were valued at $78.0 million based on $19.47 per share, calculated using the closing market price of the Company’s share of common stock on the closing date of the acquisition. Record $78.0 million to additional paid in capital on the unaudited condensed combined pro forma balance sheet as of December 31, 2012. Record the acquisition issued shares of 4,008,439 on the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012.

(10)	Record the investment in EHI of $296.4 million on the unaudited condensed combined pro forma balance sheet for the purchase transactions as of December 31, 2012, by excluding the $72.5 million book value of EHI at December 31, 2012 and recording the consideration of $296.4 million.

(B)	Record reclassification of $0.6 million from EHI inventory to aircraft support parts, net, in conformance with the Company’s presentation on the unaudited condensed combined pro forma balance sheet as of December 31, 2012.

(C)	Exclude a total of $33.3 million in assets comprised of $0.9 million in prepaid expense and other, $1.7 million in aircraft, net, $19.5 million in property, plant, and equipment, net, and $11.2 million in other noncurrent assets from the unaudited condensed combined pro forma balance sheet as of December 31, 2012, for assets not acquired in the acquisition. The unaudited condensed combined pro forma statement of comprehensive income excludes depreciation and amortization expense for the year ended December 31, 2012 of $1.9 million related to EHI’s assets not acquired as part of the acquisition.

(D)	Due to the Company’s tax election under Internal Revenue Code Section 338, exclude $0.9 million of deferred tax assets and $1.3 million of deferred tax liabilities from the unaudited condensed combined pro forma balance sheet as of December 31, 2012.

The effective tax rate for the Company and EHI combined is 37.07%. Record a $13.2 million income tax benefit in order to adjust income tax expense for the combined entity to the combined effective tax rate on the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012.

Reclassify EHI’s interest expense and penalties for uncertain tax positions of $1.8 million and $0.4 million to interest expense and other income (expense), net, respectively, on the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012 to conform to the Company’s presentation.

(E)	Exclude $2.9 million in assets held for sale from the unaudited condensed combined pro forma balance sheet as of December 31, 2012, including an exclusion of $2.6 million for assets that were not acquired in the acquisition and an exclusion of $0.3 million for assets acquired in the acquisition and recorded at fair value in pro forma adjustment (J).

(F)	Reclassify $43.3 million of EHI’s property, plant, and equipment, net with $17.9 million to aircraft support parts, net, and $25.4 million to aircraft, net on the unaudited condensed combined pro forma balance sheet as of December 31, 2012 to conform to the Company’s presentation.

(G)	Record adjustment to aircraft support parts, net, of $3.4 million on the unaudited condensed combined pro forma balance sheet as of December 31, 2012, for repair parts that would have been consumed under the Company’s policy of directly expensing certain parts. EHI’s policy was to capitalize and depreciate such parts by aircraft. Record on the unaudited condensed combined pro forma statement of comprehensive income cost of goods sold expense for the year ended December 31, 2012 of $3.4 million related to those aircraft support parts considered directly expensed.

(H)	Reclassify the Company’s overhaul parts from aircraft support parts, net to property, plant and equipment, net of $36.3 million to conform to EHI’s presentation on the unaudited condensed combined pro forma balance sheet as of December 31, 2012.

(I)	Record fair-value adjustments to aircraft support parts, net of $2.4 million, and to property, plant, and equipment, net of $4.0 million on the unaudited condensed combined pro forma balance sheet as of December 31, 2012 relating to assets acquired and not discussed in other pro forma adjustments.

(J)	Record fair-value reduction to aircraft, net of $8.5 million on the unaudited condensed combined pro forma balance sheet as of December 31, 2012, relating to the aircraft assets used in EHI’s operations. Entry excludes the fair-value adjustment recorded for the aircraft purchase discussed in pro forma adjustment (A-2). The adjustment to the unaudited condensed combined pro forma statement of comprehensive income for depreciation and amortization expense for the year ended December 31, 2012, is recorded as part of the pro forma adjustment (T).

(K)	Exclude EHI’s short-term debt of $11.6 million on the unaudited condensed combined pro forma balance sheet as of December 31, 2012, that is related to an EHI owned facility, which was not assumed in the acquisition. The unaudited condensed combined pro forma statement of comprehensive income excludes related short-term debt interest expense for the year ended December 31, 2012, of $1.6 million.

(L)	Exclude $2.2 million of accrued and other current liabilities and $3.9 million of other long-term liabilities on the unaudited condensed combined pro forma balance sheet as of December 31, 2012, for liabilities not assumed in the acquisition.

(M)	Record identified intangible assets for customer relationships of $19.3 million to long-term customer relationships, net on the unaudited condensed combined pro forma balance sheet as of December 31, 2012. The identified customer relationships are to be amortized over the estimated useful life of nine years. Record amortization of customer relationships of $2.4 million to cost of revenues on the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012.

(N)	Record identified intangible assets for tradename of $0.4 million to other intangibles, net on the unaudited condensed combined pro forma balance sheet as of December 31, 2012. The identified tradename is to be amortized over the estimated useful life of six months. Record amortization of tradename of $0.4 million to selling and marketing on the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012.

(O)	Record a deferred maintenance liability in current liabilities for the assumed leased-fleet’s return-to-service obligations of $19.8 million to deferred aircraft maintenance on the unaudited condensed combined pro forma balance sheet as of December 31, 2012. In connection with the Company’s acquisition the Company pre-negotiated accelerated timelines and return-to-service obligations with the lessors of EHI in exchange for obtaining consent for the transfer of the leases to the Company. These obligations are binding and therefore the related return-to-service costs are highly probable. The deferred maintenance costs were a result of cash constraints on EIA, which caused EHI to remove parts from the affected aircraft which were installed on other aircraft under contract.

The Company estimated the return-to-service obligations for nine leased aircraft using historical maintenance costs incurred for the same or like components during the year ended December 31, 2012. The Company has reviewed the affected aircraft and has comprehensively identified all of the components that are in need of service or replacement on the nine aircraft. The total obligation of $19.8 million includes the estimated overhaul of 15 engines for an estimated cost of $10.3 million, seven main gearboxes for an estimated cost of $2.2 million, nine rotor blades for an estimated cost of $0.9 million and five main rotor heads for an estimated cost of $0.8 million, with the balance of $5.6 million comprising overhaul or replacement costs of other components on the affected aircraft.

(P)	Eliminate upon combination the Company’s investment in EHI and the equity of EHI for $296.4 million on the unaudited condensed combined pro forma balance sheet as of December 31, 2012, as discussed in pro forma adjustments (A-1) through (A-10).

(Q)	Record elimination of sales between the Company and EHI of $0.1 million for the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012. Record elimination of net revenues and cost of revenues of $2.7 million and $3.1 million, respectively, generated from aircraft not acquired in the acquisition for the year ended December 31, 2012.

(R)	To conform to the Company’s policy of expensing certain parts, exclude from the unaudited condensed combined pro forma statement of comprehensive income the depreciation expense in cost of goods sold for the year ended December 31, 2012 of $4.5 million related to parts previously capitalized by EHI in aircraft support parts, net. See pro forma adjustment (G) for the balance sheet adjustment to aircraft support parts.

(S)	Exclude EHI depreciation and amortization expense of $10.0 million for all assets, excluding those assets discussed in pro forma adjustment (R), acquired by the Company on the unaudited condensed combined pro forma statements of comprehensive income for the year ended December 31, 2012. See pro forma adjustment (R) for the exclusion of EHI’s depreciation and amortization expense of $4.5 million. In total, pro forma adjustments (R) and (S) exclude EHI depreciation and amortization expense of approximately $14.6 million for all assets acquired by the Company on the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012.

(T)	Record depreciation and amortization expense, calculated in conformance with the Company’s policy as disclosed in the Company’s most recent annual report on Form 10-K, of $7.0 million for all assets, excluding those discussed in pro forma adjustment (A-2), acquired by the Company on the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012. See pro forma adjustment (A-2) for the recording of depreciation and amortization expense of $0.7 million for the nine aircraft acquired by the Company. In total, pro forma adjustments (A-2) and (T) record depreciation and amortization expense of $7.6 million for all assets acquired by the Company on the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012.

(U)	Exclude $3.0 million from the unaudited condensed combined pro forma statement of comprehensive income for EHI’s lease expense for the year ended December 31, 2012 for the nine aircraft the Company purchased from an affiliated entity of EIA as discussed in pro forma adjustment (A-2).

(V)	Eliminate the acquisition costs incurred by the Company and EHI of approximately $27,000 from the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012.

(W)	Record $35.1 million of interest expense, including the amortization of any discount or premium, on the unaudited condensed combined pro forma statement of comprehensive income for the year ended December 31, 2012, resulting from the $400.0 million of notes with a stated rate of interest of 8.25%, $15.9 million in promissory notes with a stated rate of interest of 6.00% and an implicit rate of 9.00%, and approximately $125.0 million of available funds under a revolving line of credit. The unused portion of the revolving line of credit is charged at 0.500% when the average availability is greater than $50.0 million. Assume the net proceeds from the issuance of the notes are used as outlined in pro forma adjustments (A-1) through (A-10) and the revolving undrawn line of credit is unused in its entirety for the year ended December 31, 2012.

Reconciliation of Non-GAAP Financial Measures

The Company is providing a reconciliation of Net Income to EBITDA, to Adjusted EBITDA and to pro forma combined Adjusted EBITDA. These financial measures are not prepared in accordance with GAAP. Since not all companies use identical calculations, the Company’s presentation of EBITDA, Adjusted EBITDA and pro forma combined Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The Company uses EBITDA and Adjusted EBITDA to monitor its overall business performance. The Company defines EBITDA as net income (loss) before interest expense, net, provision for (benefit from) income taxes, depreciation and amortization, and non-cash charges relating to financings. The Company includes the amortization of overhaul costs as an add-back to EBITDA. The Company believes that such adjustments to arrive at EBITDA are common industry practice amongst its peers and believes this provides a more comparable measure for managing its business.

Adjusted EBITDA means, as defined by the Company’s ABL Revolver agreement, with respect to any fiscal period, the Company’s EBITDA, adjusted for, without duplication, the sum of the following amounts for such period to the extent included in determining consolidated net earnings (or loss) for such period: (i) extraordinary gains, (ii) non-cash items increasing consolidated net earnings for such period, excluding any items representing the impact of purchase accounting or the reversal of any accrual of, or cash reserve for, anticipated changes in any period, (iii) non-cash extraordinary losses, (iv) any other non-cash charges reducing consolidated net earnings for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period or amortization of a prepaid cash expense that was paid in a prior period, (v) to the extent not capitalized, (A) non-recurring expenses, fees, costs and charges incurred and funded prior to, on or within 9 months after the closing date in connection with the ABL Revolver and the EHI Acquisition; and (B) expenses incurred and funded prior to, on, or within 2 years of the closing date in connection with the termination of the lease for the location that is the chief executive office of EHI as of the closing date; and (vi) transaction related expenditures incurred and funded prior to, on or within 9 months of the date of consummation of (A) the pending Air Amazonia acquisition, (B) any permitted acquisition under the ABL Revolver, or (C) any investment that is permitted pursuant to the ABL Revolver, in the case of each of (A), (B), and (C), that arise out of cash charges related to deferred stock compensation, management bonuses, strategic market reviews, restructuring, retention bonuses, consolidation, severance or discontinuance of any portion of operations, termination of the lease for the headquarters of EHI, employees or management of the target of such permitted acquisition, accrued vacation payments and working notices payments and other non-cash accounting adjustments.

	Historical				Pro Forma
(dollars in thousands)	Erickson Air-Crane Incorporated		Evergreen Helicopters, Inc.		Acquisition Adjustments	Notes (1)	Combined
EBITDA and Adjusted EBITDA Reconciliation
Net income (loss) attributable to the Company and EHI	$15,230		$17,651		(872)	A-6	20,400
					(422)	D
					(3,358)	G
					(2,786)	Q
					3,125	Q
					3,012	U
					27	V
					(11,207)	(2)
Interest expense, net	6,990		1,579		(6,897)	A-3	36,364
					(546)	A-8
					1,761	D
					(1,579)	K
					35,056	W
Tax expense (benefit)	10,213		13,025		(10,984)	D	12,254
Depreciation (5)	21,710		16,464		672	A-2	29,345
					(1,887)	C
					(4,529)	R
					(10,048)	S
					6,963	T
Amortization of intangible assets	—		—		2,413	M	2,813
					400	N
Amortization of debt issuance costs	1,174		255		(1,174)	A-3	1,841
					1,586	A-4
Amortization of sale/lease back (gains) losses	—		(156	) (3)			(156)

EBITDA	$55,317		$48,818		$(1,274)		$102,861

(Gain) loss on asset disposals	—		2,384		—		2,384
Non-cash charges from awards to employees of equity interests	2,118		—		—		2,118
Non-cash unrealized mark-to-market foreign exchange gains (losses)	322		—		—		322
Acquisition related expenses	242		—		(27)	V	215
Other noncash (gains) losses	(795	) (4)	—		—		(795)

Adjusted EBITDA	$57,204		$51,202		$(1,301)		$107,105

(1)	The accounting treatment and classification of certain spare parts from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting treatment and classification. Such accounting treatment and classification adjustments are detailed in pro forma adjustments (B), (F), (G), and (R). The classification of certain overhaul components from the Company’s historical financial statements have been adjusted to conform to EHI’s classification. Such reclassification is detailed in pro forma adjustment (H). The accounting classification of interest and penalties associated with uncertain tax positions from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting classification. Such reclassification is detailed in pro forma adjustment (D).
(2)	Includes the effects of pro forma adjustments for interest expense, net, tax expense (benefit), depreciation, amortization of intangible assets, and amortization of debt issuance costs as detailed in the respective pro forma adjustments below this amount.
(3)	The amortization of sale/lease back (gains) losses of $0.2 million was presented in EHI’s historical financial statement in Aerial services revenues.
(4)	Includes $0.8 million for the removal of a Canadian Revenue Authority related reserve that had been included as an add-back for the fourth quarter of 2010.
(5)	Includes amortization of aircraft component overhauls of $12.7 million and $6.1 million on the Company’s and EHI’s historical financial statements, respectively.

UNAUDITED CONDENSED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited condensed combined pro forma financial information combines the historical consolidated statement of comprehensive income and consolidated balance sheet of Erickson Air-Crane Incorporated (the “Company”), and the historical consolidated statement of comprehensive income and consolidated balance sheet of Evergreen Helicopters, Inc. (“EHI”), and gives effect to the debt offering, the promissory notes, the preferred stock and the new ABL Revolver, which transactions occurred in connection with the Company’s acquisition of EHI and are collectively referred to as the “acquisition.” These historical financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The unaudited condensed combined pro forma financial information gives effect to the acquisition as if it had occurred on March 31, 2013 for the purposes of the unaudited condensed combined pro forma balance sheet at March 31, 2013 and at January 1, 2013 for the purposes of the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013. The unaudited condensed combined pro forma financial information has been prepared based upon currently available information and using the assumptions described in the notes thereto.

The unaudited condensed combined pro forma financial information below should be read in conjunction with the notes thereto and the historical audited consolidated financial statements and related notes as of December 31, 2012 included in the Company’s annual report on Form 10-K filed with the SEC on March 8, 2013 and the Company’s most recent quarterly report on Form 10-Q filed with the SEC on May 9, 2013. This unaudited condensed combined pro forma financial information is presented for informational purposes only and is not intended to be indicative of the financial position or results of operations of the combined company that would have actually occurred had the acquisition been effective during the periods presented or of the future financial position or future results of operations of the combined company. The unaudited condensed combined pro forma financial information as of March 31, 2013 and for the year then ended presented herein may have been different had the Company and EHI actually been combined as of that date or during those periods. The historical consolidated financial data has been adjusted to give effect to pro forma events that are (i) directly attributable to the acquisition of EHI, (ii) factually supportable, and (iii) with respect to the statement of comprehensive income, expected to have a continuing impact on the combined results. Additionally, pro forma adjustments are based on management’s estimates or third-party valuations of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the allocation of the purchase price to the acquired assets and liabilities in preparing the unaudited condensed combined pro forma financial information. The unaudited condensed combined pro forma financial information does not reflect non-recurring charges related to integration activities or exit costs that may be incurred by the Company or EHI in connection with the acquisition.

Erickson Air-Crane Incorporated

Unaudited Condensed Combined Pro Forma Balance Sheet

March 31, 2013

	Historical		Pro Forma
(Dollars in thousands)	Erickson Air-Crane Incorporated	Evergreen (1) Helicopters, Inc.	Acquisition Adjustments	Notes	Combined
Assets
Current Assets
Cash and cash equivalents	$1,323	$151	$400,000	A	$26,662
			(185,000)	A-1
			(12,971)	A-2
			(107,854)	A-3
			(13,604)	A-4
			(6,808)	A-5
			(2,616)	A-6
			(45,959)	A-7
Restricted cash	3,705	—	45,959	A-7	49,664
Accounts receivable net of allowance for doubtful accounts	30,414	23,690	—		54,104
Inventory	—	482	(482)	B	—
Prepaid expenses and other	3,260	4,927	2,616	A-6	8,890
			(1,744)	A-6
			547	A-8
			(716)	C
Income tax receivable	912	—	—		912
Deferred tax assets	11,112	907	(907)	D	11,112
Assets held for sale	—	265	(265)	E	—

Total current assets	50,726	30,422	70,196		151,344

Aircraft support parts, net	137,815	—	482	B	121,115
			16,713	F
			(918)	G
			(36,700)	H
			3,723	I
Aircraft, net	66,759	—	6,872	A-2	87,906
			(858)	A-2
			(567)	C
			23,847	F
			(8,147)	J
Property, plant, and equipment, net	14,604	97,320	6,099	A-2	90,486
			(2,961)	A-2
			(25,516)	C
			(40,560)	F
			36,700	H
			4,800	I
Goodwill	—	—	(9,152)	A-2	246,976
			350	A-3
			(2,616)	A-6
			1,744	A-6
			(59,000)	A-10
			296,379	A-10
			34,442	C
			801	D
			265	E
			918	G
			(8,523)	I

	Historical		Pro Forma
(Dollars in thousands)	Erickson Air-Crane Incorporated	Evergreen (1) Helicopters, Inc.	Acquisition Adjustments	Notes	Combined
			8,147	J
			(11,497)	K
			(5,345)	L
			(19,300)	M
			(400)	N
			19,763	O
Long-term customer relationships, net	—	—	19,300	M	19,300
Other intangible assets, net	—	—	400	N	400
Investment in EHI	—	—	185,000	A-1	—
			15,900	A-1
			12,971	A-2
			6,808	A-5
			2,616	A-6
			(4,960)	A-8
			78,044	A-9
			(296,379)	P
Other noncurrent assets	1,768	10,850	(350)	A-3	20,142
			11,104	A-4
			4,413	A-8
			(7,643)	C

Total assets	$271,672	$138,592	$327,405		$737,669

(1)	The accounting treatment and classification of certain spare parts from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting treatment and classification. Such accounting treatment and classification adjustments are detailed in pro forma adjustments (B), (F), (G), and (R). The classification of certain overhaul components from the Company’s historical financial statements have been adjusted to conform to EHI’s classification. Such reclassification is detailed in pro forma adjustment (H). The accounting classification of interest and penalties associated with uncertain tax positions from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting classification. Such reclassification is detailed in pro forma adjustment (D).

Erickson Air-Crane Incorporated

Unaudited Condensed Combined Pro Forma Balance Sheet—(Continued)

March 31, 2013

	Historical		Pro Forma
(Dollars in thousands)	Erickson Air-Crane Incorporated	Evergreen (1) Helicopters, Inc.	Acquisition Adjustments	Notes	Combined
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$8,346	$43,128	$—		$51,474
Current portion of long-term debt	—	11,497	(11,497)	K	—
Accrued and other current liabilities	24,130	5,367	(4,223)	L	25,274
Deferred aircraft maintenance	—	—	19,763	O	19,763
Income taxes payable	6,651	—	—		6,651

Total current liabilities	39,127	59,992	4,043		103,162

Long-term debt, less current portion	107,854	—	400,000	A	415,900
			15,900	A, A-1
			(107,854)	A-3
Other long-term liabilities	1,415	1,122	(1,122)	L	1,415
Deferred tax liabilities	18,852	106	(106)	D	18,852
Liability for uncertain tax positions	—	18,372	—		18,372

Total liabilities	167,248	79,592	310,861		557,701
Stockholder’s equity (deficit):
Common Stock	1	—	—		1
Additional paid-in capital	102,013	59,000	78,044	A, A-9	180,057
			(59,000)	A-10
			296,379	A-10
			(296,379)	P
Retained earnings (accumulated deficit)	1,231	—	(2,500)	A-4	(1,269)
Accumulated other comprehensive income (loss)	(17)	—	—		(17)

Total stockholders’ equity (deficit) attributable to the Company and EHI	103,228	59,000	16,544		178,772
Noncontrolling interest	1,196	—	—		1,196

Total stockholders’ equity (deficit)	104,424	59,000	16,544		179,968

Total liabilities and stockholders’ equity	$271,672	$138,592	$327,405		$737,669

(1)	The accounting treatment and classification of certain spare parts from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting treatment and classification. Such accounting treatment and classification adjustments are detailed in pro forma adjustments (B), (F), (G), and (R). The classification of certain overhaul components from the Company’s historical financial statements have been adjusted to conform to EHI’s classification. Such reclassification is detailed in pro forma adjustment (H). The accounting classification of interest and penalties associated with uncertain tax positions from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting classification. Such reclassification is detailed in pro forma adjustment (D).

Erickson Air-Crane Incorporated

Unaudited Condensed Combined Pro Forma Statement of Comprehensive Income

Three Months Ended March 31, 2013

	Historical		Pro Forma
(Dollars in thousands, except share and per share data)	Erickson Air-Crane Incorporated	Evergreen (1) Helicopters, Inc.	Acquisition Adjustments	Notes	Combined
Net revenues:
Aerial Services	$35,219	$45,214	$(486)	Q	$79,947
Manufacturing / MRO	1,721	—	—		1,721

Total net revenues	36,940	45,214	(486)		81,668
Cost of revenues:
Aerial Services	26,355	34,380	265	A-2	58,685
			(438)	C
			918	G
			536	M
			(498)	Q
			(1,112)	R
			(2,770)	S
			1,840	T
			(791)	U
Manufacturing / MRO	1,311	—	—		1,311

Total cost of revenues	27,666	34,380	(2,050)		59,996

Gross profit	9,274	10,834	1,564		21,672
Operating expenses:
General and administrative	6,311	4,700	218	A-6	8,912
			(2,317)	V
Research and development	913	—	—		913
Selling and marketing	2,390	—	200	N	2,590
Loss on disposal of leased aircraft	—	—	—		—

Total operating expenses	9,614	4,700	(1,899)		12,415

Operating income (loss)	(340)	6,134	3,463		9,257
Other income (expense):
Interest income	—	—	133	A-8	133
Interest expense	(1,357)	(956)	1,351	A-3	(10,693)
			(2,139)	D
			956	K
			(8,548)	W
Amortization of debt issuance costs	(322)	(20)	322	A-3	(407)
			(387)	A-4
Unrealized foreign exchange gain (loss)	206	—	—		206
Realized foreign exchange gain (loss)	(37)	—	—		(37)
Other income (expense), net	(281)	(2)	(99)	D	(382)

Total other income (expense)	(1,791)	(978)	(8,411)		(11,180)
Income (loss) before noncontrolling interest and income taxes	(2,131)	5,156	(4,948)		(1,923)
Income tax expense (benefit)	(1,136)	2,222	2,238	D	(761)
			(4,085)	D

Net income (loss)	(995)	2,934	(3,101)		(1,162)
Less: Net (income) loss related to noncontrolling interest	(221)	—	—		(221)

Net income (loss) attributable to the Company and EHI	(1,216)	2,934	(3,101)		(1,383)

Net income (loss) attributable to common stockholders	$(1,216)	$2,934	$(3,101)		$(1,383)

	Historical		Pro Forma
(Dollars in thousands, except share and per share data)	Erickson Air-Crane Incorporated	Evergreen (1) Helicopters, Inc.	Acquisition Adjustments	Notes	Combined
Net income (loss) per share attributable to common stockholders
Basic	$(0.13)				$(0.10)

Diluted	$(0.13)				$(0.10)

Weighted average shares outstanding
Basic	9,727,127		4,008,439	A-9	13,735,566

Diluted	9,727,127		4,008,439	A-9	13,735,566

(1)	The accounting treatment and classification of certain spare parts from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting treatment and classification. Such accounting treatment and classification adjustments are detailed in pro forma adjustments (B), (F), (G), and (R). The classification of certain overhaul components from the Company’s historical financial statements have been adjusted to conform to EHI’s classification. Such reclassification is detailed in pro forma adjustment (H). The accounting classification of interest and penalties associated with uncertain tax positions from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting classification. Such reclassification is detailed in pro forma adjustment (D).

Notes to Unaudited Condensed Combined Pro Forma Financial Information

1.	BASIS OF PRESENTATION

The unaudited condensed combined pro forma financial information gives effect to the acquisition as if it had occurred on March 31, 2013 for the purposes of the unaudited condensed combined pro forma balance sheet at March 31, 2013 and at January 1, 2013 for the purposes of the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013. The unaudited condensed combined pro forma financial information has been prepared by the Company’s management and is based on the Company’s historical consolidated financial statements and EHI’s historical consolidated financial statements. Certain amounts from EHI’s historical consolidated financial statements have been reclassified to conform to the Company’s presentation and certain amounts from the Company’s historical consolidated financial statements have been reclassified to conform to EHI’s presentation.

This unaudited condensed combined pro forma financial information is prepared in conformity with GAAP. The unaudited condensed combined pro forma balance sheet as of March 31, 2013, and the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013, have been prepared using the following information:

a.	Unaudited historical consolidated financial statements of the Company for the three months ended March 31, 2013;

b.	Unaudited historical consolidated financial statements of EHI for the three months ended March 31, 2013; and

c.	Such other supplementary information as considered necessary to reflect the acquisition in the unaudited pro forma consolidated financial information.

The pro forma adjustments reflecting the acquisition of EHI under the purchase method of accounting are based on certain estimates and assumptions. The fair values of EHI’s assets and liabilities have been valued based on management’s estimates and third-party valuations. The Company’s management believes that its assumptions provide a reasonable basis for presenting all of the significant effects of the acquisition of EHI and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

The unaudited condensed combined pro forma financial information does not include the anticipated financial benefits from such items as expense efficiencies or revenue enhancements arising from the acquisition nor does the unaudited condensed combined pro forma financial information include anticipated expenses from restructuring and integration costs to be incurred by the Company.

The unaudited condensed combined pro forma financial information is not intended to reflect the results of operations or the financial position that would have resulted had the acquisition been effected on the dates indicated and if the companies had been managed as one entity. The unaudited condensed combined pro forma financial information should be read in conjunction with the historical consolidated financial statements in the Company’s annual report on Form 10-K filed with the SEC on March 8, 2013 and the Company’s most recent quarterly report Form 10-Q filed with the SEC on May 9, 2013.

2.	PURCHASE PRICE AND FINANCING CONSIDERATIONS

On May 2, 2013, the Company purchased from Evergreen International Aviation (“EIA”) all of the issued and outstanding capital stock of EHI for an aggregate purchase price of: (i) $185.0 million in cash; (ii) 4,008,439 shares of preferred stock of the Company, valued at $47.5 million based on an agreed value of $11.85 per share; and (iii) $17.5 million aggregate principal amount promissory notes issued by the Company.

The fair value of the preferred stock issued as part of the consideration transferred was measured on the acquisition date at the then-current fair value and resulted in a per share equity component different from the $11.85 per share agreed upon value of preferred stock of the Company. The Company issued 4,008,439 shares of preferred stock, valued at $78.0 million, or $19.47 per share on the acquisition date.

The fair value of the promissory notes was estimated at $15.9 million, assuming a market level borrowing rate.

In connection with the acquisition of EHI, EHI purchased nine aircraft from an affiliated entity of EIA for an aggregate purchase price of $13.0 million, all of which was paid by the Company on the acquisition date.

In connection with the acquisition of EHI, consideration transferred includes a term note receivable for the estimated working capital shortfall of EHI. EIA issued a term loan note with principal value of $6.15 million to the Company to fund the working capital shortfall of EHI. The term loan note fair value of $5.0 million assumes a market level borrowing rate.

In connection with the acquisition of EHI, the Company prepaid $6.8 million to a lessor, an affiliated entity of EIA and EHI, on the acquisition date for the remaining future lease obligations on three aircraft and returned the aircraft to the lessor on the acquisition date. As the transaction was entered into primarily for the benefit of the affiliated entity of EIA and EHI, the Company included the transaction as consideration transferred.

In connection with the acquisition of EHI, the Company paid $2.6 million on the acquisition date for prepayment of the three-year lease term on the McMinnville headquarters. The Company intends to occupy the McMinnville headquarters for one year. EIA refused the Company’s request for a shorter term lease during the negotiation of the sale of EHI. As a result, the Company does not expect to receive any future benefit for the rent prepayment beyond the first year. Therefore, the Company included the prepayment of the lease in consideration transferred.

The acquisition-date fair value of the consideration transferred totaled $296.4 million, which consisted of the following:

Cash	$185,000
Preferred stock	78,044
Promissory notes	15,900
Consideration for nine aircraft purchased from an affiliated entity of EIA	12,971
Term loan note receivable	(4,960)
Prepayment of aircraft lease expense to an affiliated entity of EIA	6,808
Prepayment of McMinnville headquarters lease	2,616

Total consideration transferred	$296,379

Allocation of EHI consideration transferred (a) (in thousands):

	Book Value of EHI at March 31, 2013	Net Assets not Acquired	Notes (b)	Fair Value Adjustments	Notes (b)	Pro Forma Reclassifications	Notes (b)	Total
Total consideration transferred								$296,379
Assets
Cash and cash equivalents	$151	$—		$—		$—		151
Accounts receivable, net	23,690	—		—		—		23,690
Inventory	482	—		—		(482)	B	—
Prepaid expenses and other	4,927	(716)	C	872	A-6	—		5,083
Deferred tax assets	907	(907)	D	—		—		—
Assets held for sale	265	(265)	E	—		—		—
Aircraft support parts, net	—	—		2,805	G,I	17,195	B, F	20,000
Aircraft, net	—	(567)	C	(2,133)	A-2, J	23,847	F	21,147
Property, plant, and equipment, net	97,320	(25,516)	C	7,938	A-2, I	(40,560)	F	39,182
Long-term customer relationships, net	—	—		19,300	M	—		19,300
Other intangible assets, net	—	—		400	N	—		400
Other noncurrent assets	10,850	(7,993)	A-3, C	—		—		2,857
Liabilities
Accounts payable	(43,128)	—		—		—		(43,128)
Current portion of long-term debt	(11,497)	11,497	K	—		—		—
Deferred aircraft maintenance	—	—		(19,763)	O	—		(19,763)
Accrued and other current liabilities	(5,367)	4,223	L	—		—		(1,144)
Other long-term liabilities	(1,122)	1,122	L	—		—		—
Deferred tax liabilities	(106)	106	D	—		—		—
Liability for uncertain tax position	(18,372)	—		—		—		(18,372)

Fair value of net assets acquired	$59,000	$(19,016)		$9,419		$—		$49,403

Excess of consideration transferred over fair value of net assets acquired (goodwill)								$246,976

(a)	The consideration transferred is allocated to balance sheet assets acquired and liabilities assumed based on their estimated fair value on the acquisition date.
(b)	Total net assets of $19.0 million not acquired in the acquisition is primarily comprised of property, plant, and equipment, net of $25.5 million, other noncurrent assets of $8.0 million, and current portion of long-term debt of $11.5 million. All net assets not acquired in the acquisition are discussed in Note 3, pro forma adjustments (A-3), (C), (D), (E), (K), and (L). The fair value adjustments of $9.4 million to the EHI historical consolidated balance sheet in connection with the acquisition included $19.3 million for long term customer relationships, net, $7.9 million for property, plant, and equipment, net, $2.8 million for aircraft support parts, net, $0.9 million for prepaid expenses and other, ($19.8) million for deferred aircraft maintenance, and ($2.1) million for aircraft, net. All fair value adjustments are discussed in Note 3, pro forma adjustments (A-2), (A-6), (G), (I), (J), (M), (N), and (O). See full explanation of notes at item 3. Pro Forma Adjustments.

3.	PRO FORMA ADJUSTMENTS

(A)	Record the $400.0 million of notes issued and sold, the $15.9 million fair value of the $17.5 million of promissory notes, and the fair value of the preferred stock issuance on the unaudited condensed combined pro forma balance sheet as of March 31, 2013. The net proceeds from the notes and preferred stock have been used towards the following pro forma adjustments:

(1)	Record certain components of the aggregate purchase price, including of $185.0 million of cash and the fair value of $15.9 million promissory notes, with a principal value of $17.5 million assuming a market level borrowing rate, on the unaudited condensed combined pro forma balance sheet as of March 31, 2013.

(2)	Record the aircraft purchase price of approximately $13.0 million, all of which was paid by the Company on the acquisition date, on the unaudited condensed combined pro forma balance sheet as of March 31, 2013.

Record the total aircraft purchase price of $13.0 million, comprised of aircraft, net of $6.9 million, and property, plant, and equipment, net of $6.1 million on the unaudited condensed combined pro forma balance sheet as of March 31, 2013 for the purchase of the aircraft. Remove approximately $0.9 million of aircraft, net and $3.0 million of leasehold improvements from property, plant, and equipment, net of $6.1 million that were included in EHI’s unaudited historical consolidated financial statements for these aircraft. The unaudited condensed combined pro forma statement of comprehensive income reflects depreciation and amortization expense for the three months ended March 31, 2013 of $0.3 million for these acquired aircraft. Depreciation expense and amortization expense was calculated in conformance with the Company’s policy of depreciating aircraft and aircraft equipment over the shorter of an estimated useful life of 15 years or the lease term, buildings and leasehold improvements over the shorter of an estimated useful life of 20 years or the lease term, and vehicles and equipment over an estimated life of three to five years. See pro forma adjustment (U) for the exclusion of EHI’s lease expense of $0.8 million and pro forma adjustment (S) for the exclusion of leasehold improvement amortization that was included in EHI’s unaudited historical financial statements for these aircraft.

(3)	Exclude the Company’s pre-acquisition revolver and term debt of $80.6 million, promissory notes of $27.3 million, and capitalized debt issuance costs of $0.4 million from the unaudited condensed combined pro forma balance sheet as of March 31, 2013 due to the refinancing of the pre-acquisition debt with proceeds of the $400.0 million notes issued and sold. Exclude the Company’s pre-acquisition debt related interest expense of $1.4 million and amortization expense of $0.3 million related to pre-acquisition debt issuance costs for the three months ended March 31, 2013 on the unaudited condensed combined pro forma statement of comprehensive income.

(4)	Total acquisition transaction costs and debt issuance costs were $13.6 million. Record $11.1 million of debt issuance costs to other noncurrent assets and $2.5 million of non-recurring acquisition transaction costs to retained earnings on the unaudited condensed combined pro forma balance sheet as of March 31, 2013. Do not record the acquisition transaction costs to the unaudited condensed combined pro forma statement of comprehensive income, as these costs are not expected to have a continuing impact on the Company. Record amortization of debt issuance costs related to the new debt financing of $0.4 million on the unaudited condensed combined pro forma statement of comprehensive income for the three months ending March 31, 2013.

(5)	Record $6.8 million related to the Company’s payment, on the acquisition date, to an affiliated entity of EIA and EHI for the remaining lease expense on three aircraft on the unaudited condensed combined pro forma balance sheet as of March 31, 2013. As the transaction was entered into primarily for the benefit of the affiliated entity of EIA and EHI, the Company included the transaction as consideration transferred.

(6)	Allocate the $2.6 million total payment for the three year lease term on the McMinnville headquarters, with $1.7 million recorded to goodwill and the remainder of $0.9 million recorded to prepaid expenses and other on the unaudited condensed combined pro forma balance sheet as of March 31, 2013. Of the $2.6 million prepayment, record $0.9 million to prepaid expenses and other as this amount represents the Company’s anticipated usage of the facility for 12 months from the acquisition date. The remaining $1.7 million represents the last 24 months of the lease term recorded to goodwill since the Company has no intention of occupying the building beyond the first 12 months of the lease term. Record net rental expense for the McMinnville headquarters retained by EIA of $0.2 million on the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013.

(7)

The $71.1 million of remaining cash proceeds from the notes is determined by deducting from the total term note issuance amount of $400.0 million, the cash consideration of $185.0 million, the payment for purchased aircraft of $13.0 million, the refinancing of pre-acquisition debt of $107.9 million, the transaction expenses of $13.6 million, the prepaid lease expense of $6.8 million, and the prepayment amount of $2.6 million for the McMinnville headquarters as discussed in pro forma adjustments (A-1) through (A-6), respectively. Of this $71.1 million total, record $46.0 million, consisting of $45.0 million of aggregate principal and $1.0 million of anticipated interest, to current restricted cash on the unaudited condensed combined pro forma balance sheet as of March 31, 2013 as the funds will remain in escrow related to the pending Air Amazonia acquisition. If such $46.0 million in proceeds of the notes are not released from escrow the to consummate the Air Amazonia acquisition on or before July 30, 2013, then an aggregate principal amount of notes equal to $45.0 million will be subject to a special mandatory redemption, on a pro rata basis, at a price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

(8)	Record a term note of $5.0 million to prepaid and other current assets and other non-current assets of $0.5 million and $4.4 million, respectively on the unaudited condensed combined pro forma balance sheet as of March 31, 2013, for the estimated working capital shortfall of EHI. EIA issued a term note with principal value of $6.15 million to the Company to fund the anticipated working capital shortfall of EHI and the term note value reflects the fair value measurement of the term loan note assuming a market level borrowing rate. Record interest income on the term note of $0.1 million, including the amortization of any discount or premium, on the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013.

(9)	The 4,008,439 shares of preferred stock were considered converted to common stock on the acquisition date and were valued at $78.0 million based on $19.47 per share, calculated using the closing market price of the Company’s shares of common stock on the closing date of the acquisition. Record $78.0 million to additional paid in capital on the unaudited condensed combined pro forma balance sheet as of March 31, 2013. Record the acquisition issued shares of 4,008,439 on the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013.

(10)	Record the investment in EHI of $296.4 million on the unaudited condensed combined pro forma balance sheet for the purchase transactions as of March 31, 2013, by excluding the $59.0 million book value of EHI at March 31, 2013 and recording the consideration of $296.4 million.

(B)	Record reclassification of $0.5 million from EHI inventory to aircraft support parts, net, in conformance with the Company’s presentation on the unaudited condensed combined pro forma balance sheet as of March 31, 2013.

(C)	Exclude a total of $34.4 million in assets comprised of $0.7 million in prepaid expense and other, $0.6 million in aircraft, net, $25.5 million in property, plant, and equipment, net, and $7.6 million in other noncurrent assets from the unaudited condensed combined pro forma balance sheet as of March 31, 2013, for assets not acquired in the acquisition. The unaudited condensed combined pro forma statement of comprehensive income excludes depreciation and amortization expense for the three months ended March 31, 2013 of $0.4 million related to EHI’s assets not acquired as part of the acquisition.

(D)	Due to the Company’s tax election under Internal Revenue Code Section 338, exclude $0.9 million of deferred tax assets and $0.1 million of deferred tax liabilities from the unaudited condensed combined pro forma balance sheet as of March 31, 2013.

The effective tax rate for the Company and EHI combined is 39.56%. Record a $4.1 million income tax benefit in order to adjust income tax expense for the combined entity to the combined effective tax rate on the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013.

Reclassify EHI’s interest expense and penalties for uncertain tax positions of $2.1 million and $0.1 million to interest expense and other income (expense), net, respectively, on the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013 to conform to the Company’s presentation.

(E)	Exclude $0.3 million in assets held for sale from the unaudited condensed combined pro forma balance sheet as of March 31, 2013, for assets acquired in the acquisition and recorded at fair value in pro forma adjustment (J).

(F)	Reclassify $40.6 million of EHI’s property, plant, and equipment, net with $16.7 million to aircraft support parts, net, and $23.8 million to aircraft, net on the unaudited condensed combined pro forma balance sheet as of March 31, 2013 to conform to the Company’s presentation.

(G)	Record adjustment to aircraft support parts, net, of $0.9 million on the unaudited condensed combined pro forma balance sheet as of March 31, 2013, for repair parts that would have been consumed under the Company’s policy of directly expensing certain parts. EHI’s policy was to capitalize and depreciate such parts by aircraft. Record on the unaudited condensed combined pro forma statement of comprehensive income cost of goods sold expense for the three months ended March 31, 2013 of $0.9 million related to those aircraft support parts considered directly expensed.

(H)	Reclassify the Company’s overhaul parts from aircraft support parts, net to property, plant and equipment, net of $36.7 million to conform to EHI’s presentation on the unaudited condensed combined pro forma balance sheet as of March 31, 2013.

(I)	Record fair-value adjustments to aircraft support parts, net of $3.7 million, and to property, plant, and equipment, net of $4.8 million on the unaudited condensed combined pro forma balance sheet as of March 31, 2013 relating to assets acquired and not discussed in other pro forma adjustments.

(J)	Record fair-value reduction to aircraft, net of $8.1 million on the unaudited condensed combined pro forma balance sheet as of March 31, 2013, relating to the aircraft assets used in EHI’s operations. Entry excludes the fair-value adjustment recorded for the aircraft purchase discussed in pro forma adjustment (A-2). The adjustment to the unaudited condensed combined pro forma statement of comprehensive income for depreciation and amortization expense for the three months ended March 31, 2013, is recorded as part of the pro forma adjustment (T).

(K)	Exclude EHI’s short-term debt of $11.5 million on the unaudited condensed combined pro forma balance sheet as of March 31, 2013, that is related to an EHI owned facility, which was not assumed in the acquisition. The unaudited condensed combined pro forma statement of comprehensive income excludes related short-term debt interest expense for the three months ended March 31, 2013, of $1.0 million.

(L)	Exclude $4.2 million of accrued and other current liabilities and $1.1 million of other long-term liabilities on the unaudited condensed combined pro forma balance sheet as of March 31, 2013, for liabilities not assumed in the acquisition.

(M)	Record identified intangible assets for customer relationships of $19.3 million to long-term customer relationships, net on the unaudited condensed combined pro forma balance sheet as of March 31, 2013. The identified customer relationships are to be amortized over the estimated useful life of nine years. Record amortization of customer relationships of $0.5 million to cost of revenues on the unaudited condensed combined pro forma statement of comprehensive income for the period ended March 31, 2013.

(N)	Record identified intangible assets for tradename of $0.4 million to other intangibles, net on the unaudited condensed combined pro forma balance sheet as of March 31, 2013. The identified tradename is to be amortized over the estimated useful life of six months. Record amortization of tradename of $0.2 million to selling and marketing on the unaudited condensed combined pro forma statement of comprehensive income for the period ended March 31, 2013.

(O)	Record a deferred maintenance liability in current liabilities for the assumed leased-fleet’s return-to-service obligations of $19.8 million to deferred aircraft maintenance on the unaudited condensed combined pro forma balance sheet as of March 31, 2013. In connection with the Company’s acquisition the Company pre-negotiated accelerated timelines and return-to-service obligations with the lessors of EHI in exchange for obtaining consent for the transfer of the leases to the Company. These obligations are binding and therefore the related return-to-service costs are highly probable. The deferred maintenance costs were a result of cash constraints on EIA, which caused EHI to remove parts from the affected aircraft which were installed on other aircraft under contract.

The Company estimated the return-to-service obligations for nine leased aircraft using historical maintenance costs incurred for the same or like components during the year ended December 31, 2012. The Company has reviewed the affected aircraft and has comprehensively identified all of the components that are in need of service or replacement on the nine aircraft. The total obligation of $19.8 million includes the estimated overhaul of 15 engines for an estimated cost of $10.3 million, seven main gearboxes for an estimated cost of $2.2 million, nine rotor blades for an estimated cost of $0.9 million and five main rotor heads for an estimated cost of $0.8 million, with the balance of $5.6 million comprising overhaul or replacement costs of other components on the affected aircraft.

(P)	Eliminate upon combination the Company’s investment in EHI and the equity of EHI for $296.4 million on the unaudited condensed combined pro forma balance sheet as of March 31, 2013, as discussed in pro forma adjustments (A-1) through (A-10).

(Q)	Record elimination of net revenues and cost of revenues of $0.5 million and $0.5 million, respectively, generated from aircraft not acquired in the acquisition on the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013.

(R)	To conform to the Company’s policy of expensing certain parts, exclude from the unaudited condensed combined pro forma statement of comprehensive income the depreciation expense in cost of goods sold for the three months ended March 31, 2013 of $1.1 million related to parts previously capitalized by EHI in aircraft support parts, net. See pro forma adjustment (G) for the balance sheet adjustment to aircraft support parts.

(S)	Exclude EHI depreciation and amortization expense of $2.8 million for all assets, excluding those assets discussed in pro forma adjustment (R), acquired by the Company on the unaudited condensed combined pro forma statements of comprehensive income for the three months ended March 31, 2013. See pro forma adjustment (R) for the exclusion of EHI’s depreciation and amortization expense of $1.1 million. In total, pro forma adjustments (R) and (S) exclude EHI depreciation and amortization expense of approximately $3.9 million for all assets acquired by the Company on the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013.

(T)	Record depreciation and amortization expense, calculated in conformance with the Company’s policy as disclosed in the Company’s most recent annual report on Form 10-K, of $1.8 million for all assets, excluding those discussed in pro forma adjustment (A-2), acquired by the Company on the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013. See pro forma adjustment (A-2) for the recording of depreciation and amortization expense of $0.3 million for the nine aircraft acquired by the Company. In total, pro forma adjustments (A-2) and (T) record depreciation and amortization expense of $2.1 million for all assets acquired by the Company on the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013.

(U)	Exclude $0.8 million from the unaudited condensed combined pro forma statement of comprehensive income for EHI’s lease expense for the three months ended March 31, 2013 for the nine aircraft the Company purchased from an affiliated entity of EIA as discussed in pro forma adjustment (A-2).

(V)	Eliminate the acquisition costs incurred by the Company and EHI of approximately $2.3 million from the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013.

(W)	Record $8.5 million of interest expense, including the amortization of any discount or premium, on the unaudited condensed combined pro forma statement of comprehensive income for the three months ended March 31, 2013, resulting from the $400.0 million of notes with a stated rate of interest of 8.25%, $15.9 million in promissory notes with a stated rate of interest of 6.00% and an implicit rate of 9.00%, and approximately $125.0 million of available funds under a revolving line of credit. The unused portion of the revolving line of credit is charged at 0.500% when the average availability is greater than $50.0 million. Assume the net proceeds from the issuance of the notes are used as outlined in pro forma adjustments (A-1) through (A-10) and the revolving undrawn line of credit is unused in its entirety for the three months ended March 31, 2013.

Reconciliation of Non-GAAP Financial Measures

The Company is providing a reconciliation of Net Income to EBITDA, to Adjusted EBITDA and to pro forma combined Adjusted EBITDA. These financial measures are not prepared in accordance with GAAP. Since not all companies use identical calculations, the Company’s presentation of EBITDA, Adjusted EBITDA and pro forma combined Adjusted EBITDA may not be comparable to similarly titled measures of other companies.

The Company uses EBITDA and Adjusted EBITDA to monitor its overall business performance. The Company defines EBITDA as net income (loss) before interest expense, net, provision for (benefit from) income taxes, depreciation and amortization, and non-cash charges relating to financings. The Company includes the amortization of overhaul costs as an add-back to EBITDA. The Company believes that such adjustments to arrive at EBITDA are common industry practice amongst its peers and believes this provides a more comparable measure for managing its business.

Adjusted EBITDA means, as defined by the Company’s ABL Revolver agreement, with respect to any fiscal period, the Company’s EBITDA, adjusted for, without duplication, the sum of the following amounts for such period to the extent included in determining consolidated net earnings (or loss) for such period: (i) extraordinary gains, (ii) non-cash items increasing consolidated net earnings for such period, excluding any items representing the impact of purchase accounting or the reversal of any accrual of, or cash reserve for, anticipated changes in any period, (iii) non-cash extraordinary losses, (iv) any other non-cash charges reducing consolidated net earnings for such period, excluding any such charge that represents an accrual or reserve for a cash expenditure for a future period or amortization of a prepaid cash expense that was paid in a prior period, (v) to the extent not capitalized, (A) non-recurring expenses, fees, costs and charges incurred and funded prior to, on or within 9 months after the closing date in connection with the ABL Revolver and the EHI Acquisition; and (B) expenses incurred and funded prior to, on, or within 2 years of the closing date in connection with the termination of the lease for the location that is the chief executive office of EHI as of the closing date; and (vi) transaction related expenditures incurred and funded prior to, on or within 9 months of the date of consummation of (A) the pending Air Amazonia acquisition, (B) any permitted acquisition under the ABL Revolver, or (C) any investment that is permitted pursuant to the ABL Revolver, in the case of each of (A), (B), and (C), that arise out of cash charges related to deferred stock compensation, management bonuses, strategic market reviews, restructuring, retention bonuses, consolidation, severance or discontinuance of any portion of operations, termination of the lease for the headquarters of EHI, employees or management of the target of such permitted acquisition, accrued vacation payments and working notices payments and other non-cash accounting adjustments.

	Historical			Pro Forma
(dollars in thousands)	Erickson Air-Crane Incorporated	Evergreen Helicopters, Inc.		Acquisition Adjustments	Notes (1)	Combined
EBITDA and Adjusted EBITDA Reconciliation
Net income (loss) attributable to the Company and EHI	$(1,216)	$2,934		(218)	A-6	(1,383)
				(99)	D
				(918)	G
				(486)	Q
				498	Q
				791	U
				2,317	V
				(4,986)	(2)
Interest expense, net	1,357	956		(1,351)	A-3	10,560
				(133)	A-8
				2,139	D
				(956)	K
				8,548	W
Tax expense (benefit)	(1,136)	2,222		(1,847)	D	(761)
Depreciation (4)	5,400	4,319		265	A-2	7,504
				(438)	C
				(1,112)	R
				(2,770)	S
				1,840	T
Amortization of intangible assets	—	—		536	M	736
				200	N
Amortization of debt issuance costs	322	(20)		(322)	A-3	367
				387	A-4
Amortization of sale/lease back (gains) losses	—	(22	) (3)	—		(22)

EBITDA	$4,727	$10,389		$1,885		$17,001

(Gain) loss on asset disposals	—	—		—		—
Non-cash charges from awards to employees of equity interests	180	—		—		180
Non-cash unrealized mark-to-market foreign exchange gains (losses)	(206)	—		—		(206)
Acquisition related expenses	2,263	324		(2,317)	V	270
Other noncash (gains) losses	—			—		—

Adjusted EBITDA	$6,964	$10,713		$(432)		$17,245

(1)	The accounting treatment and classification of certain spare parts from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting treatment and classification. Such accounting treatment and classification adjustments are detailed in pro forma adjustments (B), (F), (G), and (R). The classification of certain overhaul components from the Company’s historical financial statements have been adjusted to conform to EHI’s classification. Such reclassification is detailed in pro forma adjustment (H). The accounting classification of interest and penalties associated with uncertain tax positions from EHI’s historical financial statements have been adjusted to conform to the Company’s accounting classification. Such reclassification is detailed in pro forma adjustment (D).
(2)	Includes the effects of pro forma adjustments for interest expense, net, tax expense (benefit), depreciation and amortization of debt issuance costs as detailed in the respective pro forma adjustments below this amount.
(3)	The amortization of sale/lease back (gains) losses of $22,000 was presented in EHI’s historical financial statement in Aerial services revenues.
(4)	Includes amortization of aircraft component overhauls of $2.7 million and $1.7 million on the Company’s and EHI’s historical financial statements, respectively.